                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-87945
                                                                       333-60606

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED OCTOBER 6, 1999

                                4,545,455 SHARES

                                 [CALLON LOGO]

                            CALLON PETROLEUM COMPANY
                                  COMMON STOCK
--------------------------------------------------------------------------------
     We are selling to the underwriter 4,545,455 shares of our common stock at a price of $11.00 per share.

     Our common stock is traded under the symbol "CPE" on the New York Stock Exchange. The last reported sale price of our common stock on the New York Stock Exchange on May 9, 2001, was $11.20 per share.

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-9.

                                                              PER SHARE         TOTAL
                                                              ---------         -----
Initial price to public.....................................   $11.000       $50,000,000
Underwriting discount.......................................   $  .385       $ 1,750,000
Proceeds, before expenses, to Callon Petroleum Company......   $10.615       $48,250,000

     Callon Petroleum Company has granted the underwriter the right to purchase for 30 days up to an additional 681,818 shares of common stock at the initial price to the public to cover over-allotments.

     The common stock may be offered by the underwriter from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions, or otherwise, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices, subject to prior sale, when, as, and if delivered to and accepted by the underwriter. See "Underwriting."

     The offering of the common stock is being conducted concurrently with an offering of our senior notes. As a condition to the closing of the common stock offering, we are required to have completed the sale of our senior notes for gross proceeds of not less than $175.0 million containing the terms described herein.

     It is expected that delivery of the common stock will be made on or about May 16, 2001.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                         JOHNSON RICE & COMPANY, L.L.C.

            The date of this prospectus supplement is May 10, 2001.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                   PAGE
---------------------                   ----
Prospectus Supplement Summary........    S-3
Risk Factors.........................    S-9
Forward-Looking Statements...........   S-15
Use of Proceeds......................   S-16
Capitalization.......................   S-17
Price Range of Common Stock and
  Dividend Policy....................   S-18
Senior Note Offering.................   S-18
Underwriting.........................   S-19
Legal Matters........................   S-20
Experts..............................   S-20
Glossary of Oil and Gas Terms........   S-20

PROSPECTUS                              PAGE
----------                              ----
About This Prospectus................     1
Where You Can Find More
  Information........................     1
Disclosure Regarding Forward-Looking
  Statements.........................     2
About Callon Petroleum Company.......     2
Use of Proceeds......................     3
Ratio of Earnings to Fixed Charges
  and of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..........................     3
Description of Debt Securities.......     3
Description of Capital Stock.........    13
Description of Securities Warrants...    17
Description of Securities Purchase
  Contracts and Securities Purchase
  Units and Prepaid Securities.......    18
Plan of Distribution.................    18
Experts..............................    20
Legal Matters........................    20

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. OUR AFFAIRS MAY CHANGE AFTER THIS DOCUMENT IS DISTRIBUTED. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE ON THE FRONT OF THIS DOCUMENT.

     CONCURRENTLY WITH THE COMMON STOCK OFFERING, WE ARE CONDUCTING AN OFFERING OF OUR SENIOR NOTES. THE NOTES WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

                                   SEC REVIEW

     We will be required to file a registration statement with the SEC registering the exchange of the senior notes for substantially identical notes registered with the SEC. In connection with the filing of this registration statement, we may be required to make changes to the description of our business, our reserve quantities and present values, and other financial information included in this document and incorporated by reference herein.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information from this prospectus supplement, but does not contain all the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, particularly the section entitled "Risk Factors." When we use the terms "Callon," "we," "us" or "our," we are referring to Callon Petroleum Company together with its consolidated subsidiaries, unless the context otherwise requires. If you are not familiar with the terms used to describe the quantities, present value and other information about oil and gas reserves, please see "Glossary of Oil and Gas Terms."

     We have been engaged in the exploration, development, acquisition and production of oil and gas properties in the Gulf Coast region since 1950. Over the past 11 years, we have grown our reserves and production by focusing on low to moderate risk exploration and acquisition opportunities in the Gulf of Mexico shelf area. We have working interests in 43 producing wells in the shelf area and continue to generate growth in this area through the development of proved reserves and exploration of prospects. In 1996, we announced our intention to expand our areas of exploration to include the deep water area of the Gulf of Mexico. In order to reduce the costs associated with exploring this productive area, we drill wells with experienced working interest owners, including Shell Deep Water Development, BP Amoco and Murphy Exploration and Production. In 1998, we announced our first deep water discovery on our Boomslang prospect and subsequently drilled three additional deep water discoveries at our Medusa, Habanero and Entrada prospects. These four discoveries provided us with significant additional net proved reserves. Our Medusa discovery is scheduled to commence production in the fourth quarter of 2002 through facilities which are contracted for and currently under construction. For the twelve months ended March 31, 2001, we generated revenues of $68.8 million.

     As a result of our extensive operational, geophysical and technical expertise in the Gulf Coast region, we have achieved substantial growth over the past five years. From January 1, 1996 to December 31, 2000, our estimated net proved reserves have increased 472% from 58.3 Bcfe to 333.7 Bcfe. During this period, we generated a net drilling success rate of 69% and an average net reserve replacement cost of $0.82 per Mcfe. As of December 31, 2000, our net proved reserves had a pre-tax present value of $939.3 million and are comprised of 60% oil and 40% natural gas. For the year ended December 31, 2000, approximately 91% of our production was natural gas. Additionally, from 1996 to 2000, we have increased our annual production by 56% from 9.8 Bcfe to 15.3 Bcfe and our revenues by 118% from $26.7 million to $58.1 million.

COMPETITIVE STRENGTHS

     Geographic and Operating Focus. Our properties are located in the Gulf Coast region where we have operated for over 50 years. During this time, we have gained substantial experience in exploration, development and production of oil and gas properties in this area. In 1989, we purchased our first property in the shelf area of the Gulf of Mexico. Over the past 11 years, we have gained substantial operating knowledge in the shelf area while achieving sustained increases in production and net proved reserves. As of December 31, 2000, we owned an 87% weighted average working interest in 43 producing wells. In 1996, we purchased our first property in the deep water area of the Gulf of Mexico. Our exploration experience in the shelf area as well as the experience of the other working interest owners with whom we drill wells in the deep water area has allowed us to successfully drill four deep water discoveries representing
251.9 Bcfe of estimated net proved reserves, as of December 31, 2000. In the future, we will continue to focus on growth through the exploration and development of both shelf and deep water properties in the Gulf of Mexico.

     Deep Water Development. We have four significant deep water discoveries, which are expected to materially increase our production beginning in 2002. In March 2001, we signed a contract with J. Ray McDermott, Inc. to provide a floating production facility at our Medusa deep water discovery. Development of the production facility has begun and the facility is expected to be completed and producing in late 2002. After an initial startup period, we anticipate that the facility will produce at its full capacity of 40.0 MBbls and 110.0 MMcf per day, which is 52.2 MMcfe per day net to our interest. Approximately $48 million of the proceeds of this offering and the senior note offering will be used to complete this discovery. In addition, we intend to use a significant portion of the proceeds of this offering and the senior note offering to develop our three remaining deep water discoveries. Our Boomslang and Habanero discoveries are expected to begin producing in 2003 and our Entrada discovery is expected to begin producing in 2005.

     Extensive Shelf and Deep Water Exploration Potential. We currently own 200,000 net acres in 92 federal blocks and 15,000 net acres in various state leases and have an inventory of 21 shelf and 20 deep water exploration prospects. We intend to drill 18 of the shelf prospects and two of the deep water prospects in 2001, and intend to drill ten deep water exploration prospects in 2002. We believe our exploration prospects and development of our recent discoveries in the deep water area provide us with significant potential for growth in reserves, production and cash flow in the future.

     Strategic Relationships with Leading Operators. We have formed strategic relationships with experienced deep water industry participants, including Shell Deep Water Development, BP Amoco and Murphy Exploration and Production, to explore the deep water area of the Gulf of Mexico. We believe these relationships allow us to significantly reduce the risks associated with the high costs of drilling wells in the deep water area while benefiting from the significant upside associated with deep water drilling and remaining an integral part of the decision making process.

     Technological Expertise. We utilize the latest in 3-D seismic technology to explore for oil and gas deposits in the Gulf of Mexico. As of December 31, 2000, we owned more than 950 square miles of 3-D seismic data in this area. We believe this data allows us to lower the risks and costs associated with exploration and development of oil and gas properties by increasing our probability of success and allowing for better well placement when drilling. In addition, in February 2001 we acquired a 50% interest in a partnership that has access to 700 blocks of 3-D seismic data, representing 5,500 square miles, in the shelf area of the Gulf of Mexico. We believe this partnership will provide us with a significant opportunity to generate new prospects in the shelf area.

     Experienced and Committed Management Team. Our senior management team has an average of 28 years of experience in the oil and gas industry and an average of 21 years of experience with us. Our President and Chief Executive Officer, Fred Callon, has held his position since 1997. Prior to 1997, Mr. Callon had held the position of President and Chief Operating Officer since 1984. Additionally, our technical staff, which includes 14 engineering and geoscience professionals, has an average of 21 years of experience in the oil and gas industry and an average of eight years of experience with us. As of March 31, 2001, our directors, executive officers, and related parties owned 28.7% of our common stock, which will decrease to 22.0% as a result of this offering.

BUSINESS STRATEGY

     The key elements of our strategy are as follows:

     Balanced Exploration Program. We balance our exploration activities by focusing on both shelf and deep water properties in the Gulf of Mexico. This strategy is intended to generate sustained increases in production levels through low to moderate risk exploration opportunities in the shelf area while generating significant increases in reserves and production through our deep water operations.

     Pursue Existing Exploration Opportunities. We have currently identified 41 prospects which we intend to explore and develop over the next four years. These prospects, especially those in the deep water, have the potential to provide substantial increases in net proved reserves. We believe many of these prospects offer significant opportunities at a lower cost as they are adjacent to existing discoveries and can be developed utilizing existing infrastructure. In addition, we are focused on replenishing our inventory of exploration opportunities by utilizing the latest 2-D and 3-D seismic technology to generate new prospects.

     Maintain Low Cost Structure. Our management team is focused on maintaining a low cost structure in order to maximize cash flow. We believe we are able to achieve low operating costs and general and administrative costs through economies of scale and geographic focus. We believe that maintaining a low cost structure permits us to remain consistently profitable in various pricing environments.

     Pursue Selective Acquisitions. We continually review potential acquisitions of properties located in the Gulf Coast region. We target oil and gas properties that have exploration and development potential in addition to existing production and reserves.

RECENT EVENTS

     For the three month period ended March 31, 2001, our average production increased 9% to 41.7 MMcfe per day from 38.2 MMcfe per day for the three month period ended March 31, 2000. For the same periods, total revenues increased 106% from $10.1 million in 2000 to $20.8 million in 2001.

     For the twelve month period ended March 31, 2001, our average production decreased 3% to 42.8 MMcfe per day from 44.1 MMcfe per day for the twelve month period ended March 31, 2000. For the same periods, total revenues increased 69% from $40.7 million in 2000 to $68.8 million in 2001.

     As of March 31, 2001, we had total outstanding debt of $140.0 million, including $31.0 million outstanding under our senior credit facility. In addition, as of March 31, 2001, we had cash and cash equivalents of $6.5 million.

PRINCIPAL OFFICE

     Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi 39120 and our telephone number is (601) 442-1601.

                           THE COMMON STOCK OFFERING

Common stock offered.......  4,545,455 shares(1)

Common stock outstanding
after the offering.........  17,905,006 shares(2)

Note offering..............  We are offering senior notes simultaneously with this offering of common stock. We anticipate that the gross proceeds from the senior note offering will be $175.0 million.

Use of proceeds............  We estimate that we will receive net proceeds of
                             $48.2 million from the common stock offering and $168.3 million from the senior note offering. We will use the proceeds from the common stock offering and the note offering to:

                             - redeem our outstanding senior subordinated notes
                               due 2002 and senior subordinated notes due 2004;

                             - repay all existing indebtedness under our senior
                               credit facility;

                             - finance our capital expenditures, including the
                               development of our deep water discoveries; and

                             - for general corporate purposes.

                             We will have the ability to re-borrow amounts under our senior credit facility subject to compliance with covenants in the facility.

New York Stock Exchange
  symbol...................  "CPE"
---------------

(1) Does not include up to 681,818 shares of common stock that the underwriter may purchase if it exercises its over-allotment option.

(2) Does not include 2,302,667 shares of common stock issuable pursuant to options granted under our employee stock incentive plans or 1,365,580 shares of common stock issuable upon the conversion of our Series A Preferred Stock into common stock.

                               THE NOTE OFFERING

     Concurrently with the common stock offering, we are conducting an offering of our senior notes. As a condition to the closing of the common stock offering, we are required to have completed the sale of not less than $175.0 million of senior debt securities having a maturity date no earlier than May 1, 2008. The interest rate on our senior notes will be determined by negotiation between us and the initial purchasers of the senior notes. We may not close the common stock offering if the interest rate exceeds 12.5%. We cannot assure you that these conditions will be met.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $ 37,718   $ 38,993   $ 58,077
Income (loss) from operations...............................  $(45,854)  $  3,980   $ 19,010
Net income (loss) available to common shares................  $(33,533)  $    130   $ 10,144
Net income (loss) per common share:
     Basic..................................................  $  (4.17)  $    .01   $    .82
     Diluted................................................  $  (4.17)  $    .01   $    .80
AVERAGE SHARES OUTSTANDING:
     Basic..................................................     8,034      8,976     12,420
     Diluted................................................     8,034      9,075     12,745
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................................  $  1,142   $ 19,678   $  1,059
Oil and gas properties, net.................................   141,905    194,365    258,613
Total assets................................................   181,652    259,877    301,569
Total long-term debt........................................    78,250    100,250    134,000
Stockholders' equity........................................    84,484    124,380    136,328

                       SUMMARY OPERATING AND RESERVE DATA

     The following is our summary operating and reserve data. For further information that will help you better understand the summary data, see "Selected Financial Data" in our Form 10-K for the year ended December 31, 2000, which is incorporated herein by reference.

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1998       1999        2000
                                                              --------   --------   ----------
OPERATING DATA:
Total production (MMcfe)....................................    15,894     16,589       15,334
Average sales price (per Mcfe)..............................  $   2.24   $   2.24   $     3.67
Lease operating expenses (per Mcfe, including severance
  taxes)....................................................  $    .50   $    .46   $      .61
Depletion(per Mcfe).........................................  $   1.19   $    .99   $     1.10

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1998     1999(1)     2000(1)
                                                              --------   --------   ----------
ESTIMATED NET PROVED RESERVES:(2)
Oil (MBbls).................................................     6,898     23,834       33,382
Gas (MMcf)..................................................    88,030    116,435      133,403
Gas equivalent (MMcfe)......................................   129,418    259,439      333,695
Estimated future net cash flows before income taxes
  (000s)....................................................  $152,552   $528,659   $1,610,320
Pre-tax discounted present value (000s)(3)..................  $ 99,751   $296,513   $  939,325
Standardized measure of discounted future net cash flows
  (000s)(3).................................................  $ 99,751   $256,322   $  671,197
OTHER RESERVE DATA:
Reserve replacement costs ($/Mcfe)..........................  $   1.29   $    .46   $      .87
Reserve life (years)........................................       8.1       15.6         21.8

---------------

(1) The estimates include volumes of approximately 5.8 Bcf, $12.1 million of future cash flows and $10.7 million of discounted cash flows in 1999 and 3.5 Bcf, $31.8 million of future cash flows and $29.5 million of discounted cash flows in 2000 attributable to a volumetric production payment. Standardized measure of proved reserves does not include any volumes or cash flows associated with the volumetric production payment.

(2) Oil and gas prices were unusually high by historical standards on December 31, 2000. The average of the prices used to calculate our reserves and present values at December 31, 2000 were $9.14 per Mcf and $26.71 per Bbl. Using prices of $4.50 per Mcf and $24.00 per Bbl at December 31, 2000, our pre-tax discounted present value at December 31, 2000 would have been $513.5 million.

(3) Calculated using a discount factor of 10%.

                                  RISK FACTORS

     You should carefully consider all of the information we have included in this prospectus supplement, the prospectus and the documents we have incorporated by reference before purchasing our stock.

A DECREASE IN OIL AND GAS PRICES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our success is highly dependent on prices for oil and gas, which are extremely volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. The prices of oil and gas depend on factors we cannot control such as weather, economic conditions, levels of production, actions by OPEC and other countries, and government actions. Prices of oil and gas will affect the following aspects of our business:

     - our revenues, cash flows and earnings;

     - the amount of oil and gas that we are economically able to produce;

     - our ability to attract capital to finance our operations and the cost of the capital;

     - the amount we are allowed to borrow under our senior credit facility;

     - the value of our oil and gas properties; and

     - the profit or loss we incur in exploring for and developing our reserves.

A SIGNIFICANT PART OF THE VALUE OF OUR PRODUCTION AND RESERVES IS CONCENTRATED IN A SMALL NUMBER OF OFFSHORE PROPERTIES, AND ANY PRODUCTION PROBLEMS OR INACCURACIES IN RESERVE ESTIMATES RELATED TO THOSE PROPERTIES WOULD ADVERSELY IMPACT OUR BUSINESS.

     For 2000, about 57% of our daily production came from three of our properties in the Gulf of Mexico. Moreover, one property, consisting of six wells and containing four reservoirs, accounted for 35% of our production during this period. If mechanical problems, storms or other events curtailed a substantial portion of this production, our results of operations would be adversely affected. In addition, at December 31, 2000 most of our proved reserves were located in 11 fields in the Gulf of Mexico, with approximately 90% of our total net proved reserves attributable to five of these properties. If the actual reserves associated with any one of these five discoveries are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

UNLESS WE ARE ABLE TO REPLACE RESERVES WHICH WE HAVE PRODUCED, OUR CASH FLOWS AND PRODUCTION WILL DECREASE OVER TIME.

     Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. As is generally the case for Gulf Coast properties, our producing properties usually have high initial production rates, followed by a steep decline in production. As a result, we must continually locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities and during periods of high operating costs when it is expensive to contract for drilling rigs and other equipment and personnel necessary to explore for oil and gas. Without successful exploration or acquisition activities, our reserves, production and revenues will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

     Also, because of the relatively fast depletion rates of our properties, our return on the investment we make in our oil and gas wells and the value of our oil and gas wells will depend significantly on prices prevailing during relatively short production periods.

OUR FOCUS ON EXPLORATION PROJECTS INCREASES THE RISKS INHERENT IN OUR OIL AND GAS ACTIVITIES.

     Our business strategy focuses on replacing reserves through exploration, where the risks are greater than in acquisitions and development drilling. Although we have been successful in exploration in the past, we cannot assure you that we will continue to increase reserves through exploration or at an acceptable cost. Additionally, we are often uncertain as to the future costs and timing of drilling, completing and producing wells. Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions;

     - pressure or inequalities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with governmental requirements; and

     - shortages or delays in the availability of drilling rigs and the delivery of equipment.

BECAUSE WE DO NOT CONTROL ALL OF OUR PROPERTIES, ESPECIALLY OUR DEEP WATER PROPERTIES, WE HAVE LIMITED INFLUENCE OVER THEIR DEVELOPMENT.

     We do not operate all of our properties and have limited influence over the operations of some of these properties, particularly our deep water projects. Our lack of control could result in the following:

     - the operator may initiate exploration or development on a faster or slower pace than we prefer;

     - the operator may propose to drill more wells or build more facilities on a project than we have funds for or that we deem appropriate, which may mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs; and

     - if an operator refuses to initiate a project, we may be unable to pursue the project.

Any of these events could materially reduce the value of our properties.

OUR DEEP WATER OPERATIONS HAVE SPECIAL RISKS THAT MAY NEGATIVELY AFFECT THE VALUE OF THOSE ASSETS.

     Drilling operations in the deep water area are by their nature more difficult and costly than drilling operations in shallow water. They require the application of more advanced drilling technologies, involving a higher risk of technological failure and usually resulting in significantly higher drilling costs. Deep water wells are completed using subsea completion techniques that require substantial time and the use of advanced remote installation equipment. These operations involve a high risk of mechanical difficulties and equipment failures that could result in significant cost overruns.

     In deep water, the time required to commence production following a discovery is much longer than in shallow waters and on-shore. Our deep water discoveries and prospects will require the construction of expensive production facilities and pipelines prior to the beginning of production. We cannot estimate the costs and timing of the construction of these facilities with certainty, and the accuracy of our cost estimates will be affected by a number of factors beyond our control, including the following:

     - decisions made by the operators of our deep water wells;

     - the availability of materials necessary to construct the facilities;

     - the proximity of our discoveries to pipelines; and

     - the price of oil and natural gas.

     Delays and cost overruns in the commencement of production will affect the value of our deep water prospects and the discounted present value of reserves attributable to those prospects.

COMPETITIVE INDUSTRY CONDITIONS MAY NEGATIVELY AFFECT OUR ABILITY TO CONDUCT OPERATIONS.

     We operate in the highly competitive areas of oil and gas exploration, development and production. We compete for the purchase of leases in the Gulf of Mexico from the U.S. government and from other oil and gas companies. These leases include exploration prospects as well as properties with proved reserves. Factors that affect our ability to compete in the marketplace include:

     - our access to the capital necessary to drill wells and acquire properties;

     - our ability to acquire and analyze seismic, geological and other information relating to a property;

     - our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

     - the location of, and our ability to access, platforms, pipelines and other facilities used to produce and transport oil and gas production;

     - the standards we establish for the minimum projected return on an investment of our capital; and

     - the availability of alternate fuel sources.

     Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local gas gatherers, many of which possess greater financial, technological and other resources than we do.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY WHICH WE MAY BE UNABLE TO AFFORD OR WHICH WOULD REQUIRE COSTLY INVESTMENT BY US IN ORDER TO COMPETE.

     Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years, and further significant technological developments could substantially impair our 3-D seismic data's value.

WE MAY NOT BE ABLE TO REPLACE OUR RESERVES OR GENERATE CASH FLOWS IF WE ARE UNABLE TO RAISE CAPITAL.

     We will be required to make substantial capital expenditures to develop our existing reserves, and to discover new oil and gas reserves. Assuming this offering and the note offering are completed, our current capital expenditure plans include drilling 10 gross (2.4 net) development wells, including sidetracks, and 20 gross (12.3 net) exploratory wells in the Gulf of Mexico deep water and shelf areas through fiscal 2001. The estimated cost, net to us, to drill and complete these wells is approximately $100.6 million which assumes that a portion of these wells will be unsuccessful. If all of these wells are successful, our estimated costs would be $133.0 million. The estimated dry hole costs to drill these wells, which are the costs we would incur if all of the wells were unsuccessful and we incurred no completion costs, are approximately $45.3 million. Historically, we have financed these expenditures primarily with cash from operations, proceeds from bank borrowings and proceeds from the sale of debt and equity securities. We cannot assure you that we will be able to raise capital in the future. We also make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially.

     We expect to continue using our senior credit facility to borrow funds to supplement our available cash. The amount we may borrow under our senior credit facility may not exceed a borrowing base. We cannot control the assumptions the lenders use to calculate our borrowing base. The lenders may, without our consent, adjust the borrowing base semiannually or in situations where we purchase or sell assets or issue debt securities. If our borrowings under the senior credit facility exceed the borrowing base, the lenders may require that we repay the excess. If this were to occur, we might have to sell assets or seek financing from other sources. Sales of assets could further reduce the amount of our borrowing base. We cannot assure you that we would be successful in selling assets or arranging substitute financing. If we were not able to repay borrowings under our senior credit facility to reduce the outstanding amount to less than the borrowing base, we would be in default under our senior credit facility.

OUR DECISION TO DRILL A PROSPECT IS SUBJECT TO A NUMBER OF FACTORS AND WE MAY DECIDE TO ALTER OUR DRILLING SCHEDULE OR NOT DRILL AT ALL.

     We describe our current prospects and our plans to explore these prospects in this prospectus supplement, including the materials incorporated by reference. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of hydrocarbons. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect which will require substantial additional seismic data processing and interpretation. Whether we ultimately drill a prospect may depend on the following factors:

     - receipt of additional seismic data or the reprocessing of existing data;

     - material changes in oil or gas prices;

     - the costs and availability of drilling rigs;

     - success or failure of wells drilled in similar formations or which would use the same production facilities;

     - availability and cost of capital;

     - changes in the estimates of the costs to drill or complete wells;

     - our ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; and

     - decisions of our joint working interest owners.

     We will continue to gather data about our prospects, and it is possible that additional information may cause us to alter our drilling schedule or determine that a prospect should not be pursued at all. You should understand that our plans regarding our prospects are subject to change.

OUR RESERVE INFORMATION REPRESENTS ESTIMATES THAT MAY TURN OUT TO BE INCORRECT IF THE ASSUMPTIONS UPON WHICH THESE ESTIMATES ARE BASED ARE INACCURATE.

     Estimating quantities of proved reserves is inherently imprecise and involves uncertainties and factors beyond our control. The reserve data in this prospectus supplement represent only estimates. These estimates are based upon assumptions about future production levels, future oil and gas prices and future operating costs. As a result, the quantity of our proved reserves may be subject to downward or upward adjustment as additional information or analysis become available. In addition, estimates of the economically recoverable oil and gas reserves, classifications of such reserves, and estimates of future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. In particular, the assumptions regarding the timing and costs to commence production from our deep water wells used in preparing our reserves are subject to revisions over time as described under "-- Our deep water operations have special risks that may negatively affect the value of those assets." Information about reserves constitutes forward-looking information. See "Forward-Looking Statements" for information regarding forward-looking information. The discounted present value of our oil and gas reserves is prepared in accordance with guidelines established by the SEC. A valuation of reserves would involve numerous other factors. The discounted present value of reserves, therefore, does not represent the fair market value of those reserves.

     On December 31, 2000, approximately 58.2% of the discounted present value of our estimated net proved reserves were proved undeveloped. Substantially all of these proved undeveloped reserves were attributable to our deep water properties. Development of these properties is subject to additional risks as described above.

WEATHER, UNEXPECTED SUBSURFACE CONDITIONS, AND OTHER UNFORESEEN OPERATING HAZARDS MAY ADVERSELY IMPACT OUR ABILITY TO CONDUCT BUSINESS.

     There are many operating hazards in exploring for and producing oil and gas, including:

     - our drilling operations may encounter unexpected formations or pressures which could cause damage to equipment or personal injury;

     - we may experience equipment failures which curtail or stop production;
       and

     - we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken.

     In addition, any of the foregoing may result in environmental damages for which we will be liable. Moreover, a substantial portion of our operations are offshore and are subject to a variety of risks particular to the marine environment such as hurricanes and other adverse weather conditions. Offshore operations are also subject to more extensive governmental regulation.

     We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

WE MAY NOT HAVE PRODUCTION TO OFFSET HEDGES; BY HEDGING, WE MAY NOT BENEFIT FROM PRICE INCREASES.

     Part of our business strategy is to reduce our exposure to the volatility of oil and gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the counterparties to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we are required to pay the counterparties this difference multiplied by the quantity hedged. We are required to pay the difference between the floating price and the fixed price when the floating price exceeds the fixed price regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging will also prevent us from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge. We also enter into price "collars" to reduce the risk of changes in oil and gas prices. Under a collar, no payments are due by either party so long as the market price is above a floor set in the collar and below a ceiling. If the price falls below the floor, the counterparty to the collar pays the difference to us and if the price is above the ceiling, we pay the counterparty the difference.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS COULD BE COSTLY AND COULD NEGATIVELY IMPACT PRODUCTION.

     Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

     - require that we acquire permits before commencing drilling;

     - restrict the substances that can be released into the environment in connection with drilling and production activities;

     - limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; and

     - require remedial measures to mitigate pollution from former operations, such as dismantling abandoned production facilities.

     Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

FACTORS BEYOND OUR CONTROL AFFECT OUR ABILITY TO MARKET PRODUCTION AND OUR FINANCIAL RESULTS.

     The ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include:

     - the extent of domestic production and imports of oil and gas;

     - the proximity of the gas production to gas pipelines;

     - the availability of pipeline capacity;

     - the demand for oil and gas by utilities and other end users;

     - the availability of alternative fuel sources;

     - the effects of inclement weather;

     - state and federal regulation of oil and gas marketing; and

     - federal regulation of gas sold or transported in interstate commerce.

     Because of these factors, we may be unable to market all of the oil or gas we produce. In addition, we may be unable to obtain favorable prices for the oil and gas we produce.

WE HAVE BEEN REQUIRED TO TAKE WRITEDOWNS OF THE CARRYING VALUE OF OUR OIL AND GAS PROPERTIES IN THE PAST, AND MAY BE REQUIRED TO DO SO IN THE FUTURE, AS A RESULT OF A DECREASE IN OIL AND GAS PRICES.

     During 1998 we were required to writedown the carrying value of our oil and gas properties due to a significant decline in oil and gas prices. We may be required to writedown the carrying value of our oil and gas properties in the future if oil and gas prices decline or if we have substantial downward adjustments to our estimated net proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Under the full-cost method we use to account for our oil and gas properties, the net capitalized costs of our oil and gas properties may not exceed the present value, discounted at 10%, of future net cash flows from estimated net proved reserves, using period end oil and gas prices and costs, plus the lower of cost or fair market value of our unproved properties. If the net capitalized costs of our oil and gas properties exceed this limit, we must charge the amount of the excess to earnings. This type of charge will not affect our cash flows, but will reduce the book value of our stockholders' equity. We review the carrying value of our properties quarterly, based on prices in effect as of the end of each quarter or at the time of reporting our results. Once incurred, a writedown of oil and gas properties is not reversible at a later date, even if prices increase.

OUR SIGNIFICANT DEBT LEVELS AND OUR DEBT COVENANTS MAY LIMIT OUR FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

     Concurrent with the common stock offering, we are conducting an offering of our senior notes. Assuming we had issued the notes and applied the proceeds as described in "Use of Proceeds" as of

December 31, 2000, after giving pro forma effect to the offering and senior note offering, we would have had $208.0 million in total debt. The level of our indebtedness will have important effects on our future operations, including:

     - a portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

     - our senior credit facility contains financial tests which we must satisfy in order to continue to borrow funds under the facility, and a failure to meet these tests also may be a default under our senior credit facility;

     - covenants in the notes and in our existing senior subordinated notes require us to meet financial tests in order to borrow additional money, which may have the effect of limiting our flexibility in reacting to changes in our business and our ability to fund future operations and acquisitions;

     - our ability to refinance existing debt or to obtain additional financing for capital expenditures and other purposes may be limited;

     - we may be more leveraged than our competitors, which may place us at a competitive disadvantage; and

     - we may be unable to adjust rapidly to changing market conditions.

     These consequences could make us more vulnerable than a less leveraged competitor in the event of a downturn in our business or general economic conditions.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO SERVICE OUR EXISTING INDEBTEDNESS.

     At December 31, 2000, after giving pro forma effect to the offering and the offering of senior notes, including the redemption of our notes due 2002 and notes due 2004, we would have had total indebtedness of $208.0 million, and cash and cash equivalents of $127.3 million. We intend to incur additional indebtedness after the offering as we execute our business strategy.

     Our ability to make scheduled payments or to refinance our indebtedness, including $33.0 million of our 11% senior subordinated notes due 2005, which we do not intend to redeem with the proceeds of the offerings, and our senior credit facility, depends on our future performance and successful implementation of our strategy, both of which are subject not only to our actions but also to general economic, financial, competitive, legislative and regulatory conditions, the prevailing market prices for oil and gas and other factors beyond our control.

                           FORWARD-LOOKING STATEMENTS

     In this prospectus supplement, we have made many forward-looking statements. We cannot assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus supplement and the documents that are incorporated by reference into this prospectus supplement. Forward-looking statements include statements regarding:

     - our oil and gas reserve quantities, and the discounted present value of these reserves;

     - the amount and nature of our capital expenditures;

     - drilling of wells;

     - timing and amount of future production and operating costs;

     - business strategies and plans of management;

     - prospect development and property acquisitions; and

     - the consummation of the note offering and the expected net proceeds therefrom.

     Some of the risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

     - general economic conditions;

     - volatility of oil and natural gas prices;

     - uncertainty of estimates of oil and natural gas reserves;

     - impact of competition;

     - availability and cost of seismic, drilling and other equipment;

     - operating hazards inherent in the exploration for and production of oil and natural gas;

     - difficulties encountered during the exploration for and production of oil and natural gas;

     - difficulties encountered in delivering oil and natural gas to commercial markets;

     - changes in customer demand and producers' supply;

     - uncertainty of our ability to attract capital;

     - compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business;

     - actions of operators of our oil and gas properties; and

     - climatic conditions.

     The information contained in this prospectus supplement, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

     When you consider our forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus supplement. Our forward-looking statements speak only as of the date made, and we have no obligation to update these forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive approximately $48.2 million of net proceeds from the common stock offering and $168.3 million of net proceeds from the note offering, after deducting fees and expenses. The net proceeds of the offerings will be used to redeem our outstanding $36.0 million of 10.125% senior subordinated notes due 2002 and our outstanding $40.0 million of 10.25% senior subordinated notes due 2004, as well as to repay all borrowings under our senior credit facility. The total cost to redeem the notes is $76.7 million, plus accrued interest. The remaining proceeds, together with our cash flows and borrowings under our senior credit facility, will be used to fund our remaining 2001 and a substantial part of our 2002 anticipated capital expenditures. Our anticipated capital expenditures for 2001 and 2002 include expenditures of approximately $48.0 million for the completion costs and associated production facility at our Medusa discovery. Our remaining capital expenditures will be used for exploration and development in the shelf and deep water areas, development of our other deep water discoveries and other general corporate purposes. As of March 31, 2001, $31.0 million was outstanding under our senior credit facility. The weighted average interest rate on borrowings under our senior credit facility on December 31, 2000 was 8.53%. Our existing senior credit facility matures on July 31, 2002. However, pursuant to the terms of our senior credit facility, the maturity date of our senior credit facility will be extended to July 31, 2004 upon the redemption of our 10.125% senior subordinated notes due 2002. Until we use the net proceeds of the offerings, we will invest the funds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table set forth our unaudited capitalization as of December 31, 2000, on an actual basis and as adjusted to reflect the sale by us of the common stock in this offering and the senior notes in the note offering and the application of the estimated net proceeds from such sales as described in "Use of Proceeds." You should read this table along with our selected historical financial data and our historical financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus supplement.

                                                               AS OF DECEMBER 31, 2000
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $ 11,876       $127,276
                                                              --------       --------
Long-term debt:
  Credit facility...........................................    25,000             --
  Senior notes being offered concurrently...................        --        175,000
  11% senior subordinated notes due 2005....................    33,000         33,000
  10.25% senior subordinated notes due 2004.................    40,000             --
  10.125% senior subordinated notes due 2002................    36,000             --
                                                              --------       --------
          Total long-term debt..............................   134,000        208,000
Stockholders' equity:
  Preferred stock, par value $0.01, 2,500,000 shares
     authorized; 600,861 shares of Convertible Exchangeable
     Preferred Stock, Series A issued and outstanding with a
     liquidation preference of $15,021,525..................         6              6
  Common stock, par value $0.01, 20,000,000 shares
     authorized; 13,327,675 shares issued and outstanding
     and 17,873,130 shares as adjusted(2)...................       133            178
Common stock held in treasury (99,078 shares, at cost)......    (1,183)        (1,183)
Capital in excess of par value..............................   151,223        199,328
Retained earnings (deficit).................................   (13,851)       (13,851)
          Total stockholders' equity........................   136,328        184,478
                                                              --------       --------
          Total capitalization..............................  $270,328       $392,478
                                                              ========       ========

---------------

(1) As of March 31, 2001, the borrowing base under our $75.0 million senior credit facility was $50.0 million. Assuming the proceeds of the offerings are used to repay all borrowings under our senior credit facility, $50.0 million will be available for future borrowings.

(2) Does not include 2,302,667 shares of common stock issuable pursuant to options granted under our employee stock incentive plans or 1,365,580 shares of common stock issuable upon the conversion of our Series A Preferred Stock into common stock. Also does not include up to 681,818 shares of common stock that the underwriter may purchase if it exercises its over-allotment option. See "Underwriting."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the New York Stock Exchange under the symbol "CPE." The following table sets forth the quarterly high and low sales prices for our common stock as reported by the New York Stock Exchange for the periods indicated.

                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year 1999:
  First Quarter.............................................  $11.875   $ 8.875
  Second Quarter............................................   11.250     9.875
  Third Quarter.............................................   15.375    10.000
  Fourth Quarter............................................   15.375    11.625
Fiscal Year 2000:
  First Quarter.............................................  $15.625   $ 9.625
  Second Quarter............................................   16.500    10.625
  Third Quarter.............................................   17.625    12.500
  Fourth Quarter............................................   17.188    12.938
Fiscal Year 2001:
  First Quarter.............................................  $16.688   $10.000
  Second Quarter (through May 9, 2001)......................   12.880    11.110

     We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. Any future payment of cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

                              SENIOR NOTE OFFERING

     We are also offering $175.0 million of our senior notes due 2008. We will close this offering of senior notes at the same time we close the offering of common stock. The closing of this offering of common stock is contingent on our closing the offering of senior notes. The interest rate on the senior notes will be determined by negotiations between us and the initial purchasers of the senior notes. The senior notes are not registered under the Securities Act of 1933, and are being sold in reliance on the exemptions from registration under the Securities Act provided by Rule 144A and Regulation S.

     The senior notes will be in the original principal amount of $175.0 million. The senior notes will rank equally as to payment with borrowings under our senior credit facility and other senior indebtedness, and senior to our subordinated notes and other subordinated indebtedness. The notes will mature on or about May 1, 2008. We will not be permitted to redeem the senior notes until approximately four years following issuance, and thereafter at redemption premiums set forth in the notes. In addition, we will be entitled to redeem up to 35% of the notes prior to approximately three years after issuance from the proceeds of offerings of common stock at a redemption premium set forth in the notes. The notes will not be convertible into our capital stock or have any other equity conversion feature.

     The indenture for the senior notes will contain covenants customary in non-investment grade note indentures. These covenants will limit our ability to do the following, among other things:

     - incur indebtedness;

     - pay dividends to holders of our capital stock, repurchase our capital stock and subordinated notes, and to make similar restricted payments;

     - incur liens on our assets;

     - merge, consolidate or sell all or substantially all of our assets, or to adopt a plan of liquidation;

     - engage in transactions with our affiliates;

     - guaranty indebtedness of others; and

     - make acquisitions.

     We will be required to offer to repurchase the senior notes for 101% of the outstanding principal amount, plus accrued interest, if a change of control occurs. A change of control is defined as:

     - the acquisition by any person or group of beneficial ownership of more than 50% of the total voting power of our capital stock;

     - the date that our board of directors is not composed of a majority of persons who are currently on our board of directors, or who were appointed or nominated by persons who are currently on our board of directors;

     - the sale, lease or transfer of all or substantially all of our assets;
       and

     - the adoption of a plan of liquidation.

     We cannot assure you that we will have sufficient funds to repurchase the notes upon a change of control.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated May 10, 2001, we will sell to the underwriter, Johnson Rice & Company, L.L.C., all of the shares of common stock offered hereby.

     We have been advised by the underwriter that it proposes to offer the common stock for sale in one or more transactions (which may involve block transactions) on the New York Stock Exchange or on other national securities exchanges on which our common stock is traded, in the over-the-counter market, through negotiated transactions, or otherwise, at market prices at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the underwriter. We have been advised by the underwriter that it proposes to offer the common stock to the public initially at a price of $11.00 per share. The following table shows the underwriting discount in connection with this offering. The discount is the difference between the initial price to the public and the amount the underwriter pays us for the shares. On a per share basis, the underwriting discount is 3.5% of the initial price to the public.

                                                                               UNDERWRITING
                                                            PRICE TO PUBLIC       SPREAD
                                                            ---------------    ------------
Per share.................................................    $     11.00       $     .385
Total.....................................................    $50,000,000       $1,750,000

     We have granted the underwriter an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 681,818 shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriter may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock that the underwriter has agreed to purchase.

     The underwriting agreement provides that the underwriter's obligation to purchase shares of the common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriter, all of the shares of common stock must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriter are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriter customary closing documents.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties made by us in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

     We have agreed, subject to certain conditions, that we will not, directly or indirectly, sell, offer or otherwise dispose of any shares of common stock or enter into any derivative transactions with similar effect as a sale of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of the underwriter.

     The underwriter may engage in stabilizing transactions in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may cause the price of the common stock to be higher that it would otherwise be in the absence of these transactions, may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Haynes and Boone, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriter by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     Our audited consolidated financial statements, as of December 31, 2000, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report, incorporated by reference herein, of Arthur Andersen, LLP, independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.

     The information appearing and incorporated by reference in this prospectus supplement regarding our quantities of oil and gas and future net cash flows and the present values therof from such reserves is based on estimates of such reserves and present values prepared by Huddleston & Co., Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in estimating reserves and present values.

                         GLOSSARY OF OIL AND GAS TERMS

TERMS USED TO DESCRIBE QUANTITIES OF OIL AND NATURAL GAS

     Bbl -- One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

     Bcf -- One billion cubic feet of natural gas.

     Bcfe -- One billion cubic feet of natural gas equivalent, computed on an appropriate energy equivalent basis that one Bbl equal six Mcf.

     BOE -- One barrel of oil equivalent, converting gas to oil at the ratio of six Mcf of gas to one Bbl of oil.

     MBbl -- One thousand Bbls.

     Mcf -- One thousand cubic feet of natural gas.

     Mcfe -- One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

     MMcf -- One million cubic feet of natural gas.

     MMcfe -- One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

TERMS USED TO DESCRIBE OUR INTERESTS IN WELLS AND ACREAGE

     Gross oil and gas wells or acres -- Our gross wells or gross acres represents the total number of wells or acres in which we own a working interest.

     Net oil and gas wells or acres -- Determined by multiplying "gross" oil and natural gas wells or acres by the working interest that we own in such wells or acres represented by the underlying properties.

TERMS USED TO ASSIGN A PRESENT VALUE TO OUR RESERVES

     Standardized measure of proved reserves -- The present value, discounted at 10%, of the after tax net cash flows attributable to estimated net proved reserves. We calculate this amount by assuming that we will sell the oil and gas production attributable to the proved reserves estimated in our independent engineer's reserve report for the prices we received for the production on the date of the report, unless we had a contract to sell the production for a different price. We also assume that the cost to produce the reserves will remain constant at the costs prevailing on the date of the report. The assumed costs are subtracted from the assumed revenues resulting in a stream of future net cash flows. Estimated future income taxes using rates in effect on the date of the report are deducted from the net cash flow stream. The after-tax cash flows are discounted at 10% to result in the standardized measure of our proved reserves. The standardized measure of our proved reserves is disclosed in our audited financial statements at note 12.

     Pre-tax discounted present value -- The discounted present value of proved reserves is identical to the standardized measure, except that estimated future income taxes are not deducted in calculating future net cash flows. We disclose the discounted present value without deducting estimated income taxes to provide what we believe is a better basis for comparison of our reserves to other producers who may have different tax rates.

TERMS USED TO CLASSIFY OUR RESERVE QUANTITIES

     The Securities and Exchange Commission definition of proved oil and gas reserves, per Article 4-10(a)(2) of Regulation S-X, is as follows:

          Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (a) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (b) Reserves which can be produced economically through application of improved recovery, techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (c) Estimates of proved reserves do not include the following: (1) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (2) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (3) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (4) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     Proved developed reserves -- Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved undeveloped reserves -- Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

TERMS WHICH DESCRIBE THE COST TO ACQUIRE OUR RESERVES

     Reserve replacement costs -- Our reserve replacement costs compare the amount we spent to explore for oil and gas and to drill and complete wells during a period, with the increases in reserves during the period. This amount is calculated by dividing the net change in our evaluated oil and property costs during a period by the change in proved reserves plus production over the same period.

TERMS WHICH DESCRIBE THE PRODUCTIVE LIFE OF A PROPERTY OR GROUP OF PROPERTIES

     Reserve life -- A measure of the productive life of an oil and gas property or a group of oil and gas properties, expressed in years. Reserve life equals the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters preceding the date as of which the proved reserves were estimated.

TERMS USED TO DESCRIBE THE LEGAL OWNERSHIP OF OUR OIL AND GAS PROPERTIES

     Royalty interest -- A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil and natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and natural gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

     Working interest -- A real property interest entitling the owner to receive a specified percentage of the proceeds of the sale of oil and natural gas production or a percentage of the production, but requiring the owner of the working interest to bear the cost to explore for, develop and produce such oil and natural gas. A working interest owner who owns a portion of the working interest may participate either as operator or by voting his percentage interest to approve or disapprove the appointment of an operator and drilling and other major activities in connection with the development and operation of a property.

TERMS USED TO DESCRIBE SEISMIC OPERATIONS

     Seismic data -- Oil and gas companies use seismic data as their principal source of information to locate oil and gas deposits, both to aid in exploration for new deposits and to manage or enhance production from known reservoirs. To gather seismic data, an energy source is used to send sound waves into the subsurface strata. These waves are reflected back to the surface by underground formations, where they are detected by geophones which digitize and record the reflected waves. Computers are then used to process the raw data to develop an image of underground formations.

     2-D seismic data -- 2-D seismic survey data has been the standard acquisition technique used to image geologic formations over a broad area. 2-D seismic data is collected by a single line of energy sources which reflect seismic waves to a single line of geophones. When processed, 2-D seismic data produces an image of a single vertical plane of sub-surface data.

     3-D seismic -- 3-D seismic data is collected using a grid of energy sources, which are generally spread over several miles. A 3-D survey produces a three dimensional image of the subsurface geology by collecting seismic data along parallel lines and creating a cube of information that can be divided into various planes, thus improving visualization. Consequently, 3-D seismic data is a more reliable indicator of potential oil and natural gas reservoirs in the area evaluated.

[Callon Logo]               CALLON PETROLEUM COMPANY
                              200 NORTH CANAL ST.
                               NATCHEZ, MS 39120
                                 (601) 442-1601

                                  $125,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                              SECURITIES WARRANTS
                         SECURITIES PURCHASE CONTRACTS

     Callon Petroleum Company's common stock is listed on the New York Stock Exchange, under the symbol "CPE."

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     This prospectus may not be used to consummate sales of securities unless we also furnish you with a prospectus supplement describing the final terms of the securities offered.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THIS PROSPECTUS IS DATED OCTOBER 6, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Disclosure Regarding Forward Looking Statements.............     2
About Callon Petroleum Company..............................     2
Use of Proceeds.............................................     3
Ratios of Earnings to Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......     3
Description of Debt Securities..............................     3
Description of Capital Stock................................    13
Description of Securities Warrants..........................    17
Description of Securities Purchase Contracts and Securities
  Purchase Units and Prepaid Securities.....................    18
Plan of Distribution........................................    18
Experts.....................................................    20
Legal Matters...............................................    20

                             ABOUT THIS PROSPECTUS

     In this prospectus, the words "Company," "we," "our," "ours" and "us" refer to Callon Petroleum Company, and its subsidiaries, unless otherwise stated or the context requires.

     This prospectus is part of a registration statement that we have filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change the information in this prospectus. You should read this prospectus, the relevant prospectus supplement and the information described under the heading "Where You Can Find More Information."

     We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into this registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C., 20549, or its public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. They are located in the EDGAR database on that web site. You may also obtain information about us from the New York Stock Exchange, where our common stock is listed.

     The SEC allows us to incorporate by reference information from the documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. Specifically, we incorporate by reference the documents listed below and any future filings we make with the SEC (including any filings we make prior to the effectiveness of the registration statement) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is terminated:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

     - Our Current Reports on Form 8-K filed on February 3, 1999 and March 3, 1999;

     - The description of our common stock contained in the Registration Statement on Form 8-B filed on October 3, 1994; and

     - The description of our convertible exchangeable preferred stock contained in the Registration Statement on Form 8-A filed on November 13, 1995, as amended and Form 8-A/A filed on November 21, 1995.

     This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-87945).

     You may request a copy of any of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

      Callon Petroleum Company
      200 North Canal Street
      Natchez, MS 39120
      (601) 442-1601
      Attention: Corporate Secretary

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We can not assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and the documents that are incorporated by reference into this prospectus. Some of these risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

     - the volatility of oil and natural gas prices;

     - the uncertainty of estimates of oil and natural gas reserves;

     - the impact of competition;

     - difficulties encountered during the exploration for and production of oil and natural gas;

     - the difficulties encountered in delivering oil and natural gas to commercial markets;

     - changes in customer demand;

     - the uncertainty of our ability to attract capital;

     - changes in the extensive government regulations regarding the oil and natural gas business; and

     - compliance with environmental regulations.

     The information contained in this prospectus and in the documents incorporated by reference into this prospectus identify additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                         ABOUT CALLON PETROLEUM COMPANY

     We have been engaged in the exploration, development, acquisition and production of oil and gas properties since 1950. Our properties are geographically concentrated offshore in the Gulf of Mexico, where we have substantial experience. Since 1996, our primary focus has been on acquiring exploration prospects, conducting 3-D and conventional 2-D seismic surveys of these prospects and drilling exploration wells. We have assembled a balanced portfolio of exploration projects in the Gulf of Mexico composed of:

     - controlling working interests in projects with low exploration risk and low drilling and completion costs targeting reserve deposits of between three and 10 Bcf in the shallow Miocene area at depths of less than 4,000 feet;

     - significant working interest in projects with higher exploration risk and higher drilling and completion costs targeting reserve deposits of between 10 and 100 Bcfe in the outer continental shelf area at depths of between 7,000 and 17,000 feet; and

     - small working interest in projects with high exploration risk and high drilling and completion cost targeting reserve deposits in the deep water area of the Gulf of Mexico.

     Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi 39120 and our telephone number is (601) 442-1601.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable prospectus supplement, proceeds from the sale of the securities sold by us will be used for general corporate purposes. These purposes may include acquisitions, working capital, capital expenditures, the repurchase of outstanding securities and the repayment of indebtedness. Proceeds from the sale of securities initially may be temporarily invested in short-term securities.

              RATIOS OF EARNINGS TO FIXED CHARGES AND OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the periods indicated below as calculated under generally accepted accounting principles are as follows:

                                                   YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED
                                               --------------------------------       JUNE 30,
                                               1994   1995   1996   1997   1998         1999
                                               ----   ----   ----   ----   ----   -----------------
Ratio of earnings to fixed charges...........   --    1.6    8.8    3.3     --           --
Ratio of earnings to combined fixed charges
  and preferred stock dividends..............   --    1.3    1.2    1.7     --           --

     When we calculate our ratio of earnings to fixed charges, "earnings" are composed of the following:

     - consolidated earnings or loss from continuing operations before tax, excluding undistributed equity earnings or affiliated companies; plus

     - fixed charges, excluding capitalized interest.

     Fixed charges are comprised of the following:

     - interest expense on indebtedness and capitalized interest;

     - amortization of debt issuance costs, discounts and premiums; and

     - the portion of capitalized leases deemed to be representative of interest.

     Earnings did not cover fixed charges by $679,000 through the second quarter of 1999, $50.3 million in 1998 and $313,000 in 1994.

     In calculating the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges include pre-tax preferred stock dividend requirements.

     Earnings did not cover combined fixed charges and preferred stock dividends by $2.7 million through the second quarter of 1999, $54.5 million in 1998 and $313,000 in 1994.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be our direct unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." Together, we refer to the senior indenture and subordinated indenture as the "indentures."

     We have not restated the indentures in their entirety. We filed the forms of the indentures as exhibits to our registration statement. You should read the indentures because they, and not this description, will control your rights as holders of debt securities. In the summary below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

     Unless otherwise specifically noted in the following discussion, references to "we," "us" or "our" means Callon Petroleum Company without its subsidiaries.

     We have summarized the material provisions of the indentures in the following order:

     - those applicable to both indentures; and

     - those applicable only to the subordinated indenture.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

  General

     The debt securities described in a prospectus supplement will be our unsecured, senior or subordinated obligations. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt, and will rank senior to our subordinated debt. The subordinated debt securities will have a junior position to our senior indebtedness. Subordinated debt securities may rank equally with or junior to our existing subordinated indebtedness. The terms of subordination are described below under "Provisions Applicable Solely to Subordinated Debt Securities -- Subordination" and may be further described or changed in a prospectus supplement.

     A prospectus supplement relating to any series of debt securities that we offer will include specific terms relating to that series. These terms will include, among other things, some or all of the following:

     - the title of the debt securities;

     - the total principal amount;

     - whether they are senior debt securities or subordinated debt securities;

     - if they are subordinated debt securities, the terms of subordination if different from those described below;

     - whether the series of debt securities are issuable as registered securities, bearer securities or both;

     - whether any debt securities of the series are to be issuable in temporary or permanent global form with or without coupons, and whether permanent global securities may be exchanged for securities of such series;

     - the person to whom any interest on any series shall be payable;

     - the dates on which principal and any premium on the debt securities will be payable;

     - the interest rate or the method used to determine the interest rate, record and interest payment dates;

     - whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

     - the place or places where payments on the debt securities are payable or the method of payment and where the debt securities may be surrendered for transfer or exchange;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of debt before final maturity;

     - the denominations in which the debt securities will be issuable;

     - whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula;

     - the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

     - whether the securities of the series will be issued in the form of book-entry securities, the depositary for such series, and the circumstances for exchanging such book-entry securities for certificated securities;

     - any means of defeasance on the debt securities and any additional conditions or limitations to defeasance of the debt securities;

     - any changes to or additional events of default or covenants;

     - if the principal amount payable at the stated maturity of any securities will not be determinable at any time prior to the stated maturity, the amount which shall be deemed to be the principal amount of such securities as of any such time;

     - any restriction or condition on the transfer or exchange of the debt securities;

     - any rights that we may have to defer payments of interest;

     - any terms for the conversion or exchange of the debt securities for other securities of ours or any other entity; and

     - any other terms of the series of debt securities.

     A series of debt securities may be issued with an original issue discount. An original issue discount provides that less than the entire principal amount of the series of debt securities is payable upon declaration of acceleration of the maturity of the series of debt securities. Special U.S. federal income tax considerations may be applicable to debt securities issued at an original issue discount. These special considerations will be set forth in a prospectus supplement relating to the series of debt securities.

     The indentures do not limit the amount of debt securities or other types of indebtedness we may issue. The indentures allow debt securities to be issued up to any principal amount that we may authorize. The subordinated indenture allows us to issue subordinated debt securities which are convertible into other securities, including shares of our common stock or preferred stock.

     Debt securities may be issued in certificated or global form. (Sections 201, 203 and 301)

  Information about the Trustee

     The trustee may resign at any time. The prospectus supplement will describe any rights the holders of a series of debt securities have to remove the trustee. Under the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Similarly, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or subordinated indenture. If the trustee resigns, is removed or becomes incapable of acting as trustee, a successor trustee will have to be appointed in accordance with the provisions of the applicable indenture.

  Denominations

     The prospectus supplement for each series of debt securities will state whether we will issue the debt securities in registered form or in bearer form.

  Modification of Indentures; Waiver of Covenants

     We generally may amend the indentures or the debt securities with the written consent of a majority in principal amount of the outstanding debt securities of each series affected by the amendment, with each series voting separately as a class. The holders of a majority in principal amount of the outstanding debt securities of any series may also waive our compliance with any provision of the indentures with respect to debt securities of that series. We must, however, obtain the consent of each holder of debt securities affected by an amendment or waiver which does, among other things, any of the following:

     - changes the stated maturity of, or any installment of principal of or interest on, any debt securities;

     - reduces the principal amount of, or rate of interest or premium payable on, any debt securities;

     - reduces the amount of the principal of an original issue discount security or other security which would be payable upon acceleration of the debt securities;

     - adversely affects any right of repayment at the option of a holder of any debt security;

     - reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

     - changes the place of payment where, or the currency in which, any debt security is payable;

     - impairs the right to institute suit for the enforcement of any payment on or after the stated maturity date of any debt security; or

     - reduces the percentage of holders required to consent to any supplements, modifications, waivers or amendments to the indentures. (Section 902)

     Additionally, the subordinated indenture may not be modified to alter the terms of subordination of any outstanding series of subordinated debt securities without the consent of the holder of senior indebtedness that would be adversely affected by the modification. (Section 907 of the subordinated indenture)

     If we issue convertible subordinated debt securities, the terms of conversion may not be modified in a manner which is adverse to the holders of the convertible subordinated debt securities without the consent of such holders. (Section 902 of the subordinated indenture)

     If we issue a series of debt securities with an original issue discount or with a principal amount that is not fixed, the applicable prospectus supplement will describe the manner in which we will determine whether holders of a majority of principal amount of a series of debt securities have approved a modification or waiver of a provision of an indenture.

     We may amend the indentures or outstanding debt securities without notice to or consent from any holder of the debt security to do, among other things, any of the following:

     - permit a successor corporation to assume our obligations under the indenture following a merger, consolidation or similar transaction;

     - add to our covenants for the benefit of the holders of any series of debt securities;

     - add additional events of default for the benefit of the holders of all or any series of securities;

     - accept the appointment of a successor trustee of one or more series and to provide for more than one trustee, if applicable;

     - cure any ambiguity, defect or inconsistency;

     - secure debt securities issued pursuant to the indentures;

     - provide that bearer securities may be registrable as to principal, amend restrictions on the payment of principal, premiums or interest on bearer securities, or permit bearer securities to be issued in exchange for registered securities or bearer securities of other authorized denominations;

     - amend any provision of an indenture in a manner that does not apply to, or modify the rights of holders of, any debt securities outstanding at the time and entitled to rely on the provision;

     - provide for uncertificated securities of any series;

     - comply with the requirements of the SEC in order to effect or maintain the qualification of the indentures under the Trust Indenture act; or

     - make any change that does not adversely affect the interests of any holder of outstanding debt securities. (Section 901)

  Meetings of Holders of Debt Securities

     Each indenture contains provisions for convening meetings of the holders of a series if debt securities of that series are issuable as bearer securities. (Section 1401) A meeting may be called at any time by the Trustee, by our board of directors or the holders of at least 10% in aggregate principal amount of the outstanding securities of such series. (Section 1402) Except for any consent which must be given by the holder of each outstanding security affected thereby, as described above, any resolution presented at a meeting (or adjourned meeting at which a quorum is present) may be adopted by the affirmative vote of the holders of a majority in aggregate principal amount of the outstanding securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage which is less than a majority in aggregate principal amount of the outstanding securities of a series may be adopted at a meeting (or adjourned meeting duly reconvened at which a quorum is present) by the affirmative vote of the holders of such specified percentage in aggregate principal amount of the outstanding securities of that series. Any resolution passed or decision taken at any meeting of holders of any series duly held in accordance with the applicable indenture will be binding on all holders of that series and related coupons. The quorum at any meeting, and at any reconvened meeting, will be persons holding or representing a majority in aggregate principal amount of the outstanding securities of a series. (Section 1404)

  No Protection if a Change of Control Occurs

     Unless we otherwise state in a prospectus supplement, the debt securities will not contain any provision which may allow holders of debt securities the right to require us to repurchase the debt securities if a change of control occurs or if we engage in a transaction which materially increases our leverage. A change of control or a highly leveraged transaction could adversely affect the holders of debt securities.

  Events of Default

     Unless we inform you otherwise in the prospectus supplement, "Event of Default" means any of the following (Section 501):

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay interest on any debt security within 30 days after due;

     - failure to deposit any sinking fund payment within 30 days after due;

     - failure to perform, or breach of, any other covenant in the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities) that continues for 90 days after we are given written notice;

     - our bankruptcy, insolvency or reorganization; or

     - any other Event of Default for that series of debt securities described in the applicable prospectus supplement.

     An Event of Default for a particular series of debt securities may, but does not necessarily, constitute an Event of Default for any other series of debt securities.

     If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain exceptions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 502).

     The indentures provide that a holder of a series of debt securities may not file a lawsuit or otherwise institute proceedings under the indenture or appoint a receiver or trustee unless the following happens:

     - the holders give the trustee written notice;

     - the holders of 25% of the series of debt securities also give such notice and offer reasonable indemnification to the trustee;

     - the holders of at least a majority of the aggregate principal amount of the series of debt securities do not give an inconsistent notice; and

     - the trustee does not institute the proceeding within 60 days of the demand. (Section 507).

     The four requirements listed above do not apply to proceedings instituted by a holder of a series of debt securities to enforce the payment of principal, premium or interest. (Section 508).

     If we issue a series of debt securities with an original issue discount, the prospectus supplement will describe the amount a holder of the debt securities is entitled to receive if the series of debt securities is declared due and payable.

     The trustee is not obligated to exercise any of its rights or powers under an indenture at the request or direction of any holders, unless the holders offer the trustee reasonable indemnity against costs, expenses and liabilities. (Section 602). If they provide this reasonable indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. The trustee is not required to take action which the trustee determines is prejudicial to the holders of the series of debt securities who do not request the trustee to take the action, or which may cause the trustee to have personal liability. (Sections 512 and 601).

  Covenants

     Under the indentures, we have agreed, among other things, to:

     - pay the principal of and any interest and any premium on the debt securities when due (Section 1001);

     - maintain a place of payment (Section 1002);

     - deposit sufficient funds with the paying agent on or before the due date for any principal, interest or any premium payment or, if we act as our own paying agent, segregate such funds and hold them in trust for the benefit of the holders of the debt securities (Section 1003);

     - make all payments on the debt securities to holders who are United States aliens without withholding for any taxes or other governmental charges, if the debt securities of a series so provides; provided that if we are required to make any such withholding, we will pay the additional amount of such withholding to such holders (Section 1004); and

     - deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture (Section 1006).

  Consolidation, Merger or Sale

     The indentures generally permit us to consolidate or merge with or sell, transfer or lease all or substantially all of our assets to another entity if we comply with the terms and conditions of the indentures relating to such a transaction, which include the following:

     - the remaining or acquiring entity (if other than us) must (i) be formed in a U.S. jurisdiction and (ii) assume all of our responsibilities and liabilities under the indentures including the payment of all amounts payable on the debt securities and performance of all the covenants in the indentures;

     - the transaction must not cause a default or event of default to occur;
       and

     - we must deliver to the trustee a certificate signed by certain of our officers and an opinion of counsel stating that the transaction complies with the indentures.

     The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, our successor may exercise our rights and powers under the indentures, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under the indentures and under the debt securities. (Sections 801 and 803).

  Defeasance

     When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. The following discussion of legal defeasance and covenant defeasance (Sections 1301 to 1306) will be applicable to a series of debt securities (other than convertible subordinated debt securities) only if we choose to have them apply to that series.

  Legal Defeasance

     If we provide in an applicable prospectus supplement, and as long as we take steps to make sure that you receive all or your payments under the debt securities of that series and are able to transfer the debt securities of that series, we can elect to legally release ourselves from any obligations on such series of debt securities (such a release is called "legal defeasance") other than:

     - the rights of holders of outstanding notes to receive payments in respect of the principal of and premium and interest on the debt securities when these payments are due;

     - our obligation to replace any temporary debt securities, register the transfer or exchange of any debt securities, replace mutilated, lost or stolen debt securities, compensate and reimburse the trustee, remove and appoint a successor trustee, maintain an office or agency for payments in respect of the debt securities and qualify the indenture under the Trust Indenture Act;

     - the rights, powers, trusts, duties and immunities of the trustee; and

     - the legal defeasance provisions of the indentures. (Section 1304)

     In order for us to accomplish legal defeasance, the following must occur:

     - We must irrevocably deposit with the trustee cash and/or U.S. government and/or U.S. government agency securities that will generate enough cash to make interest, principal and any other payments on such debt securities on their various due dates.

     - Such defeasance shall not cause the trustee to have a conflict of interest.

     - There must be a change in current U.S. federal tax law or an IRS ruling that lets us make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current U.S. federal tax law, the deposit and our legal release from the securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above and that all of the conditions to legal defeasance in the indenture have been satisfied.

     We will not be able to achieve legal defeasance if there is a continuing default or event of default under the indentures or if doing so would violate any other material agreement to which we are a party. (Section 1304). If we ever were to accomplish legal defeasance as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

  Covenant Defeasance

     Under current U.S. federal tax law, we can make the same type of deposit described above and be released from certain covenants relating to a series of debt securities. The release from these covenants is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and/or securities set aside in trust to repay the series of debt securities. We may not defease an obligation, if any, to convert a series of debt securities into shares of our common stock, preferred stock or other securities as provided in the subordinated indenture. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for the benefit of all holders of the series of debt securities cash and/or U.S. government or U.S. government agency securities that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal tax law we may make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. The opinion also must state that all of the conditions to covenant defeasance in the indenture have been fulfilled.

     Further, such defeasance may not cause the trustee to have a conflict of interest.

     We will not be able to achieve covenant defeasance if there is a continuing default or event of default under the indenture or if doing so would violate any other material agreements to which we are a party. The indenture describes the types of covenants we may fail to comply with without causing an event of default if we accomplish covenant defeasance. (Section 1303).

     If we elect to make a deposit resulting in covenant defeasance, the amount of money and/or U.S. government or U.S. government agency securities deposited in trust should be sufficient to pay amounts due on the debt securities at the time of their maturity. However, if the maturity of the debt securities is accelerated due to the occurrence of an event of default, the amount in trust may not be sufficient to pay all amounts due on the debt securities. We would remain liable for
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

the shortfall as described in the applicable indenture.

  Form, Exchange, Registration and Transfer

     We may issue debt securities of a series in definitive form solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Unless we otherwise indicate in an applicable prospectus supplement, bearer securities will have interest coupons attached. (Section 201) The indentures also provide that debt securities of a series may be issuable in temporary or permanent global form. (Section 201)

     Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, at the option of the holder, and subject to the terms of the applicable indenture, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer securities surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable indenture. Unless we otherwise provide with respect to any series of debt securities, bearer securities will not be issued in exchange for registered securities. (Section 305)

     Debt securities may be presented for exchange as provided above, and registered securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the security registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indentures. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Trustee will serve initially as security registrar for purposes of registering registered securities and transfers of registered securities. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are also issuable as bearer securities, we will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series located outside the United States. We may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

     In the event of any redemption in part, we shall not be required to

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days prior to the selection of debt securities of that series for redemption and ending on the close of business on (A) if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if debt securities of the series are issuable as bearer securities, the date of the first publication of the relevant notice of redemption, or if debt securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or

     - register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part, or

     - exchange any bearer security called for redemption, except that such a bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be simultaneously surrendered for redemption. (Section 305)

  Payment and Paying Agents

     Unless we otherwise indicate in an applicable Prospectus Supplement, payment of principal of and any premium and interest on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as we may designate from time to time, in the manner indicated in such prospectus supplement. (Section 1002) Unless we otherwise indicate in an applicable prospectus supplement, payment of interest on bearer securities on any interest payment date will be made only against surrender to the paying agent of the coupon relating to such interest payment date. (Section 1001) No payment with respect to any bearer security will be made at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of and any premium and interest on bearer securities denominated and payable in U.S. dollars will be made at the office of our paying agent in New York City, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Unless we otherwise indicate in an applicable prospectus supplement, payment of principal of and any premium and interest on registered securities will be made at the office of such paying agent or paying agents as we may designate from time to time, except that at our option payment of any interest may be made by check mailed on or before the due date to the holder's registered address or by wire transfer. (Section 307) Unless we otherwise indicate in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the regular record date for such interest. (Section 307)

     Unless we otherwise indicate in an applicable prospectus supplement, the trustee will act as its own paying agent for payments with respect to debt securities which are issuable solely as registered securities, and we will maintain a paying agent outside the United States for payments with respect to debt securities (subject to limitations described above in the case of bearer securities) which are issuable solely as bearer securities or as both registered securities and bearer securities. We will name any paying agents outside the United States and any other paying agents in the United States initially designated by us for the debt securities in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for such series and, if debt securities of a series are issuable as bearer securities, we will be required to maintain (i) a paying agent in New York City for principal payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described above, but not otherwise), and (ii) a paying agent in a place of payment located outside the United States where debt securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 1002)

     All moneys paid by us to a paying agent for the payment of principal of and any premium or interest on any debt security which remain unclaimed at the end of one year after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to us, and the holder of such debt security or any coupon will thereafter look only to us for payment thereof. (Section 1003)

  Global Debt Securities

     Debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depository identified in the prospectus supplement relating to such series. (Section 203) Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global debt security may not be transferred except as a whole by the depository for such global debt security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor. (Section 305)

     We will describe the specific terms of the depository arrangement with respect to a series of debt securities and certain limitations and restrictions relating to a series of bearer securities in the form of one or more global debt securities will be described in the prospectus supplement relating to such series.

  Governing Law

     New York law will govern the indenture and the debt securities.

  Notices

     Except as otherwise provided in the indentures, notices to holders of bearer securities will be given by publication at least twice in a daily newspaper in New York City and in such other city or cities as may be specified in such bearer securities. Notices to holders of registered securities will be given by mail to the addresses of such holders as they appear in the security register. (Section 106)

  Title

     Title to any bearer securities (including bearer securities in permanent global form) and any coupons appertaining thereto will pass by delivery. We, the Trustee and any agent of ours or the Trustee may treat the bearer of any bearer security and the bearer of any coupon and the registered owner of any registered security as the owner thereof (whether or not such debt security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

  Replacement of Securities and Coupons

     We will replace any mutilated debt security or a debt security with a mutilated coupon appertaining thereto at the expense of the holder upon surrender of such debt security to the trustee. We will replace debt securities or coupons that became destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the debt security and coupons or evidence of destruction, loss or theft thereof satisfactory to us and the trustee; in the case of any coupon which becomes destroyed, stolen or lost, we will replace such coupon by issuance of a new debt security in exchange for the debt security to which such coupon appertains. In the case of a destroyed, lost or stolen debt security or coupon, an indemnity satisfactory to the trustee and us may be required of the holder of such debt security or coupon before we will issue a replacement debt security. (Section 306)

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

  Subordination

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will be subordinated and junior in right of payment to the prior payment in full of certain of our senior indebtedness. (Section 1701) The indebtedness that will be senior indebtedness with respect to a series of subordinated debt securities is described in the subordinated indenture as may be modified by the applicable supplemental indenture.

     The subordinated indenture provides that no payment of principal, interest or premium may be made on the subordinated debt securities if:

     - we fail to pay the principal, interest, any premium or other amounts when due on any indebtedness described as specified senior indebtedness in the subordinated indenture as may be modified by the applicable supplemental indenture; or

     - we default in performing any other covenant in any senior indebtedness if the covenant default allows the holders of such specified senior indebtedness to accelerate the maturity of the specified senior indebtedness. (Section 1603)

     A covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after the holders of the specified senior indebtedness notify us and the trustee that a blockage period has begun. The holders of specified senior indebtedness may only give one such notice during a 360 day period. (Section 1603)

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture. (Section
1606).

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

  Conversion

     Under the subordinated indenture we may issue subordinated debt securities which are convertible into or exchangeable for our common stock, preferred stock, debt securities, other securities or property or securities or property issued by another entity. Convertible subordinated debt securities will be convertible on terms and at a conversion price described in the prospectus supplement. (Section 301, 1501 and 1502) The subordinated indenture will provide for adjustments in the conversion price if we make changes to our capital structure. (Section 1504)

     If the securities are convertible into our common stock, the conversion price will be subject to change if any of the following events occur:

     - we issue common stock as a dividend to our shareholders;

     - we subdivide, combine or reclassify our common stock;

     - we issue rights, which may be exercised for 45 days or less, to our shareholders to purchase common stock at a price per share less than the market price of the common stock at the time the rights are issued; or

     - we distribute to our shareholders debt securities, equity securities or assets, other than cash dividends paid from our surplus. (Section 1504)

     Adjustments in the conversion price may have tax consequences. These tax consequences, if applicable, will be described in the prospectus supplement. We also will not issue fractional shares upon conversion, but will pay the value of a fractional share to the person who would otherwise be entitled to receive such payment. (Section 1503)

     If we consolidate or merge with, or sell all or substantially all of our assets to, another company, the convertible subordinated debt securities will be convertible into the consideration that a holder of the convertible subordinated debt securities would have received had the holder exercised the conversion rights immediately before the consolidation, merger or sale. (Section 1505)

     If a series of subordinated debt securities is convertible into anything other than our common stock, the prospectus supplement will describe the following:

     - the events which will cause an adjustment in the conversion price;

     - any related tax consequences of the adjustments in the conversion price;

     - any special treatment of fractional shares; and

     - the effect of a consolidation, merger or sale of all or substantially all of our assets on the conversion rights.

                          DESCRIPTION OF CAPITAL STOCK

     Selected provisions of our organizational documents are summarized below. The summary is not complete. You should read the organizational documents, which are filed as exhibits to the registration statement, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

     We are authorized to issue 20 million shares of common stock and 2.5 million shares of preferred stock. As of September 15, 1999, 8,557,906 shares of common stock were outstanding and 1,045,461 shares of preferred stock were outstanding. As of September 15, 1999, 255,492 shares of common stock were reserved for issuance under our 1994 Stock Incentive Plan, 1996 Stock Incentive Plan and the 1997 Employee Stock Purchase Plan.

COMMON STOCK

  Listing

     Our common stock is listed on the New York Stock Exchange under the symbol "CPE." Any additional common stock that we issue will also be listed on the New York Stock Exchange, unless otherwise indicated in a prospectus supplement.

  Dividends

     Shareholders may receive dividends declared by our board of directors if, as and when our board of directors declares any such dividends. The indentures for our existing subordinated debt and our loan agreements with banks contain restrictions on the payment of dividends.

  Fully Paid

     All of our outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock will also be fully paid and non-assessable.

  Voting Rights

     Each share of common stock is entitled to one vote in the election of directors and other matters submitted to our shareholders. Our common stock does not have cumulative or preemptive rights.

  Other Provisions

     We will notify holders of common stock of any shareholders' meetings in accordance with applicable law. If we liquidate, dissolve or wind-up, whether voluntarily or not, our common stockholders will share equally in the assets remaining after we pay our creditors and holders of our preferred stock.

  Transfer Agent and Registrar

     American Stock Transfer and Trust Company is the registrar and transfer agent for our common stock.

PREFERRED STOCK

     The following description of the terms of the preferred stock sets forth general terms and provisions of the preferred stock to which a prospectus supplement may relate. Specific terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating to such series. You should read the certificate of designations establishing a particular series of preferred stock, which will be filed with the SEC in connection with the offering of such series for other provisions that may be important to you.

     Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences, privileges and restrictions including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in the persons and entities controlling us and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock or restrict our ability to repurchase or redeem shares while there is an arrearage in the payment of dividends to the holders of preferred stock.

     The preferred stock will, when issued, be fully paid and non-assessable.

     The transfer agent, registrar and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

     If we offer preferred stock, the specific terms of a particular series will be described in the prospectus supplement, and will include the following:

     - the maximum number of shares to constitute the series and the distinctive designations of such series;

     - the dividend rate, whether dividends will be paid in preference to dividends on common stock, and whether dividends will be cumulative;

     - whether and the manner in which the preferred stock will be redeemable;

     - any liquidation preference applicable to the preferred stock;

     - whether and the manner in which the preferred stock will be subject to a retirement or sinking fund that requires us to repurchase the shares;

     - any conversion rights applicable to the preferred stock;

     - any restrictions on the ability to sell or transfer the preferred stock;

     - any voting rights; and

     - any other preferences or other special rights or limitations.

  Series A Preferred Stock

     In November 1995, we issued and sold 1,315,500 shares of series A preferred stock.

     Dividend Rights. Holders of the series A preferred stock are entitled to an annual cash dividend of $2.125 per share, payable quarterly. If dividends are not paid in full on all outstanding shares of the series A preferred stock and any other security ranking on parity with the series A preferred stock, dividends declared on the series A preferred stock and such other parity stock are paid pro rata. Unless full cumulative dividends on all outstanding shares of series A preferred stock have been paid, no dividends (other than in common stock or other stock ranking junior to the series A preferred stock) may be paid, or any other distributions made, on the common stock or on any other stock of ours ranking junior to the series A preferred stock, nor may any common stock or any other stock of ours ranking junior to or on a parity with the series A preferred stock be redeemed, purchased or otherwise acquired for any consideration by us (except by conversion into or exchange for stock of Callon ranking junior to the series A preferred stock).

     Conversion. The series A preferred stock is convertible at any time prior to being called for redemption into common stock at a rate of approximately
2.273 shares of common stock for each share of series A preferred stock, subject to adjustment for certain antidilutive events. From time to time, we may reduce the conversion price by any amount for a period of at least 20 days if the board of directors determines that such reduction is in our best interests. In the event of certain changes in control or fundamental changes, holders of series A preferred stock have the right to convert all of their series A preferred stock into common stock at a rate equal to the average of the last reported sales prices of the common stock for the five business days ending on the last business day preceding the date of the change in control or fundamental change. We or our successor may elect to distribute cash to such holders in lieu of common stock at an equal value.

     Exchange. The series A preferred stock may be exchanged at our option for convertible debentures beginning on January 15, 1998 at the rate of $25 principal amount of convertible debentures for each share of preferred stock, provided that all accrued and unpaid dividends have been paid and certain other conditions are met. See "Convertible Debentures" below.

     Redemption. On or after December 31, 1998, we may from time to time redeem the series A preferred stock at an initial redemption price of $26.488. On December 31 of each year thereafter and until December 31, 2005, the redemption price decreases. On December 31, 2005 and thereafter, the redemption price shall remain at $25.

     Voting Rights. The holders of series A preferred stock have no voting rights, except as otherwise provided by law. However, if dividend payments are in arrears in an amount equal to or exceeding six quarterly dividends, the number of our directors will be increased by two and the holders of the series A preferred stock (voting separately as a class) will be entitled to elect the additional two directors until all dividends have been paid. In addition, we may not create, issue or increase the authorized number of shares of any class or series of stock ranking senior to the series A preferred stock or alter, change or repeal any of the powers, rights or preferences of the holders of the series A preferred stock as to adversely affect such powers, rights or preferences.

     Convertible Debentures. At our option, the series A preferred stock may be converted into convertible debentures. The convertible debentures, if issued, will be issued under an indenture
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

between Callon and Bank One Columbus, NA, as trustee, a copy of which is filed as an exhibit to our Form 10-K for fiscal year 1996. The convertible debentures will be our unsecured, subordinated obligations, limited in aggregate principal amount to the aggregate liquidation preference of the series A preferred stock and will mature on December 31, 2010. We must pay interest on the convertible debentures semiannually following the issue thereof at the rate of 8.5% per annum. The convertible debentures are to be issued in fully registered form, without coupons, in denominations of $25 or any integral multiple thereof.

     In a December 1998 private transaction, a preferred stockholder elected to convert 59,689 shares of preferred stock into 136,867 shares of our common stock. Subsequent to December 31, 1998, several other preferred stockholders, through private transactions, converted 210,350 shares of preferred stock into 502,632 shares of our common stock under similar terms.

STAGGERED BOARD OF DIRECTORS

     Our certificate of incorporation and bylaws divide our board of directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. The certificate of incorporation and bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 80% or more of the voting power of our capital stock. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors, unless the articles of incorporation are amended.

DELAWARE ANTI-TAKEOVER STATUTE

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

     - before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     - after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

     Under the Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, of the successors of these directors.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors' duty of care, it allows corporations to limit available relief to equitable remedies such as

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

injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability

     - for any breach of their duty of loyalty to the company or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our stockholders.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants entitling the holder to purchase our debt securities, preferred stock or common stock as described in the prospectus supplement relating to the issuance of the securities warrants. Securities warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities. The securities warrants will be issued under warrant agreements to be entered into between us and a bank or trust company that acts as warrant agent. The warrant agent will act solely as our agent in connection with securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

     The specific terms of any securities warrants will be described in the applicable prospectus supplement.

INTRODUCTION

     The prospectus supplement will describe the terms of any securities warrants offered, including the following:

     - the amount of securities warrants to be registered and the purchase price and manner of payment to acquire the securities warrants;

     - a description, including amount, of the debt securities, preferred stock or common stock which may be purchased upon exercise;

     - the exercise price which must be paid to purchase the securities upon exercise of a securities warrant and any provisions for changes or adjustments in the exercise price;

     - any date on which the securities warrants and the related debt securities, preferred stock or common stock will be separately transferable;

     - the dates on which the right to exercise the securities warrants shall commence and expire;

     - a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the securities warrants; and

     - any other material terms of the securities warrants.

     Holders of securities warrants will not have any of the rights of holders of our debt securities, preferred stock or common stock that may be purchased upon exercise until they exercise the securities warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred stock or common stock which may be purchased upon exercise or to exercise any voting right.

EXERCISE OF SECURITIES WARRANTS

     After the close of business on the expiration date described in the prospectus supplement, securities warrants will expire and the holders will no longer have the right to exercise the securities warrants and receive the underlying securities. Securities warrants may be exercised by delivering a properly completed certificate in the form attached to the securities warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred stock or common stock as soon as possible following receipt of the certificate and payment described above. If less than all of the securities warrants represented by a certificate are exercised, we will issue a new certificate for the remaining securities warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

                  DESCRIPTION OF SECURITIES PURCHASE CONTRACTS
              AND SECURITIES PURCHASE UNITS AND PREPAID SECURITIES

     We may also issue securities purchase contracts which obligate the holder of the contracts to purchase, and obligate us to sell, our common stock or preferred stock at one or more times in the future. The prospectus supplement will describe the terms of any securities purchase contracts, including the following to the extent applicable:

     - whether the holder is obligated to purchase our common stock or preferred stock, and the dates on which such shares must be purchased;

     - the purchase price of the common stock or preferred stock, which may be fixed at the time of issuance or determined in the future by a formula;

     - any periodic payments that we must make to the holders of the securities purchase contracts, or any periodic payments that the holders must make to us and whether these periodic payments are unsecured or prefunded in some manner; and

     - any collateral that a holder of securities purchase contracts is obligated to pledge to secure the holder's obligations to purchase securities and make periodic payments under the contract.

     Securities purchase contacts may be issued with our debt securities, preferred stock or other securities as a unit, referred to as a "securities purchase unit." If securities purchase units are issued, the debt securities, preferred stock or other securities which are part of the units may be pledged to secure the holder's obligation to purchase the common stock or preferred stock and to make any periodic payments provided for in the securities purchase contract. A securities purchase unit may also provide for the substitution of U.S. Treasury securities or securities of other persons for the debt securities, preferred stock or other securities initially issued as part of the securities purchase units. Securities purchase units may also give a financial institution or other person the right to purchase the debt securities, preferred stock or other securities which are part of the securities purchase units. We may also have the right or obligation to deliver newly issued prepaid securities purchase contracts ("prepaid securities") upon release to a holder of any collateral securing the holder's obligations under the original stock purchase contract. Any such purchase rights will be described in a prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the securities

          (1) through underwriters or dealers;

          (2) through agents;

          (3) directly to purchasers;

          (4) through remarketing firms; or

          (5) through a combination of any such methods of sale.

     Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

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

UNDERWRITERS OR DEALERS

     If underwriters are utilized in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between us and the underwriters. The underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. We may grant underwriters who participate in the distribution of securities an option to purchase additional securities if they sell more securities than they purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

AGENTS

     We may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.

DIRECT SALES

     We may also sell securities directly to one or more purchasers without using underwriters or agents.

REMARKETING FIRMS

     The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.

RIGHTS OFFERINGS; CONVERSIONS

     If we were to issue rights on a pro rata basis to our shareholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

GENERAL INFORMATION

     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.

     All debt securities will be new issues of securities with no established trading market. Any underwriters to whom debt securities are sold by
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

us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

     We may use agents and underwriters to solicit offers by certain institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to delayed delivery contracts accepted by us.

                                    EXPERTS

INDEPENDENT ACCOUNTANTS

     The audited consolidated financial statements as of December 31, 1998 and for the three years in the period ended December 31, 1998, incorporated by reference elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

RESERVE ENGINEERS

     The information incorporated by reference in this prospectus regarding our quantities of oil and gas and future net cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Huddleston & Co., Inc., an independent petroleum and geological engineering firm.

                                 LEGAL MATTERS

     The validity of the issuance of the securities will be passed upon for us by our lawyers, Haynes and Boone, LLP, Houston, Texas. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.

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

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MAY 10, 2001

                                 [CALLON LOGO]

                            CALLON PETROLEUM COMPANY

                        4,545,455 Shares of Common Stock

               -------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               -------------------------------------------------

                         JOHNSON RICE & COMPANY, L.L.C.

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement or to make representations as to matters not stated in this prospectus supplement. You must not rely on unauthorized information. This prospectus supplement is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement nor any sales hereunder after the date of this prospectus supplement shall create an implication that our affairs of the information contained herein have not changed since the date hereof.

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